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REGISTRANT'S NAME Kobe Steel

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DAT : 5/8/08

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
April 25, 2008

Summary of Kobe Steel's Consolidated Financial Results for Fiscal 2007

(April 1, 2007 – March 31, 2008)

TOKYO, April 25, 2008 – Kobe Steel, Ltd. announced today its financial results for fiscal 2007, ended March 31, 2008.

Consolidated financial summary (in millions of yen)

	FY2007	FY2006	% Change
Net sales	2,132,405	1,910,296	11.6%
Operating income	202,398	208,624	(3.0%)
Ordinary income *	157,918	183,278	(13.8%)
Net income	88,923	109,668	(18.9%)
Net income per share	29.62 yen	35.36 yen	

Note: * Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2007	FY2006
Iron & Steel	923,792	830,696
Wholesale Power Supply	71,890	66,858
Aluminum & Copper	450,081	397,309
Machinery	302,214	280,946
Construction Machinery	339,920	285,382
Real Estate	44,302	41,362
Electronic Materials & Other Businesses	60,702	63,578
Eliminations	(60,496)	(55,838)
Consolidated net sales	2,132,405	1,910,296

Overseas sales (in millions of yen)

	FY2007	FY2006
Overseas sales	771,544	562,866
Consolidated net sales	2,132,405	1,910,296
Percentage of overseas sales	36.2%	29.5%

(1) Operating Results

Japan's economy continued to expand in the first half of fiscal 2007 ended March 31, 2008. With corporate earnings remaining high, private-sector capital investment continued to increase and household incomes continued to gradually rise, leading to firm personal spending. However, in the latter half of the fiscal year, the economy began to slow down, affected by the drop in housing investments, higher energy and raw material prices, and other factors. In overseas markets, although the United States began showing signs of a slowdown, the overall world economy continued to expand, mainly in Asia.

On this background, Kobe Steel's consolidated net sales in fiscal 2007 rose 222.1 billion yen to 2,132.4 billion yen in comparison to the same period last year, owing mainly to firm demand for steel, construction machinery and other products. Operating income decreased 6.2 billion yen to 202.3 billion yen in comparison to the same period last year, due to higher depreciation arising from a change in the depreciation method brought about by tax reforms.

Ordinary income decreased 25.3 billion yen to 157.9 billion yen, in comparison to the same period last year, due to dismantling and disposal incurred in blast furnace refurbishments. After extraordinary loss from the business restructuring of a few subsidiaries, net income amounted to 88.9 billion yen.

Results by Business Segment

Iron & Steel

Domestic demand for steel products used mainly in the automotive, shipbuilding and other manufacturing industries was strong in fiscal 2007. Exports, too, were firm on the back of growing world demand.

Under these conditions, Kobe Steel increased its shipments of steel products, in comparison to the previous year, owing to the strong demand for upper-end steel products mainly from manufacturing industries. Kobe Steel was also able to increase its sales prices of steel, centered on specialty steel, in comparison to the previous year.

Brisk demand for steel castings and forgings from the shipbuilding industry and for titanium mill products used in power plants contributed to higher sales in comparison to the same period last year.

Sales of welding consumables were higher in fiscal 2007 in comparison to the previous year. In Japan, demand was strong from the shipbuilding and automotive industries. In overseas markets, demand was strong from the shipbuilding and energy-related industries.

As a result, segment sales increased 11.2% to 923.7 billion yen, but operating income went down 2.6 billion yen to 91.9 billion yen, compared to the same period last year. Operating income was affected by higher depreciation arising from a change in the depreciation method brought about by tax reforms.

Wholesale Power Supply

The Shinko Kobe Power Station is generating and supplying a maximum of 1.4 million kilowatts of electricity. In this segment, as higher coal prices led to higher electricity unit prices, sales rose 7.5% to 71.8 billion yen, but operating income was 18 billion yen, similar to the previous year.

Aluminum & Copper

Shipments of rolled aluminum products went up in comparison to the previous year. Although aluminum plate used in liquid crystal display manufacturing equipment went down, shipments were high for aluminum can stock for beverage containers due to the hot summer and the introduction of new soft drinks by beverage companies. In addition, demand continued to be firm for aluminum automotive panel material and bumper material, as well as aluminum fin stock for air conditioners.

Shipments of rolled copper products decreased in comparison to the previous year. Although shipments of copper sheet and strip for electronic applications were firm, shipments of copper tube went down mainly in Japan.

Sales of aluminum castings and forgings also rose in the period under review. Increased production capacity at a U.S. subsidiary contributed to meeting the growing demand for aluminum forgings used in automotive suspension systems.

Under these conditions, overall shipments increased in comparison to the previous year. In addition, ingot prices that were higher than the previous year boosted sales prices. As a result, segment sales increased 13.3% to 450.0 billion yen in comparison to the same period last year. Operating income decreased 12.6 billion yen to 22.0 billion yen as inventory valuation, which had been pushed up in the previous fiscal year by high ingot prices, had less of an effect in fiscal 2007.

Machinery

Domestic orders went down 13.0% to 157.5 billion yen, in comparison to the same period last year. On the back of strong private-sector capital investment, orders were strong for compressors, rolling mills and other products. In the environmental business, however, orders for large waste treatment and sludge treatment projects were lower, in comparison to the previous year.

Overseas orders went up 42.9% to 182.1 billion yen. In addition to orders for a large iron ore pellet plant and oxygen generating plant, capital investments were active in the oil refining, petrochemical and energy fields in the Middle East, Asia and North America, leading to strong demand for compressors, plastics processing machinery and pressure vessels.

As a result, total orders for the Machinery segment increased 10.1% to 339.7 billion yen, and the backlog of orders was 377.5 billion yen. Owing to these order conditions, machinery segment sales rose 7.6% to 302.2 billion yen, in comparison to the previous year. Operating income increased 8.3 billion yen to 30.5 billion yen.

Construction Machinery
In the domestic market, the high demand for hydraulic excavators showed signs of slowing down. Replacement demand continued to be strong due to strong exports of used machines to China and other markets. However, in the second half of the fiscal year, demand sharply dropped due to a fall in housing investments. Meanwhile, the overseas market, centered on China, continued to be strong. The exception was the U.S. market, where demand fell due to sluggish housing starts. The crane business continued to benefit from robust demand, centered on North America, the Middle East and Southeast Asia.

As a result, segment sales increased 19.1% to 339.9 billion yen, in comparison to the same period last year. Operating income increased 8.0 billion yen to 22.8 billion yen.

Real Estate
Segment sales, centered on real estate sales, increased 7.1% to 44.3 billion yen, in comparison to the same period last year. However, operating income decreased 0.3 billion yen to 4.9 billion yen due to temporary expenses incurred in the leasing business.

Electronic Materials & Other Businesses
The testing and analysis business, centered on the transportation and electronics fields, continued to be firm. However, due to inventory adjustments of liquid crystal displays and competition from alternative materials, shipments of target material for thin-film wiring went down. As a result, segment sales decreased 4.5% to 60.7 billion yen in comparison to the same period last year. Operating income decreased 6.1 billion yen to 8.1 billion yen due to lower shipments of target material.

Outlook for Fiscal 2008 (ending March 31, 2009)

Looking at fiscal 2008, the world economy is anticipated to continue expanding, powered by growth in developing countries. However, attention must be paid on trends in the U.S. economy and other factors, and it is highly difficult to determine when the slowing domestic economy will improve. Additional factors that will have a marked effect on Kobe Steel include the rapid rise in energy and raw material prices and the tight raw material situation. On this background, Kobe Steel's outlook for its business segments in fiscal 2008 is as follows:

Iron & Steel
For steel products, demand is anticipated to continue being robust for high-grade steel used mainly in domestic manufacturing industries. Demand is expected to also be brisk for steel castings and forgings, titanium products and welding consumables. As a result, fiscal 2008 segment sales are forecast to be higher than in fiscal 2007.

Due to the worldwide tight demand and supply situation for raw materials, Kobe Steel will strive to obtain the necessary quantity of raw materials to prevent interruptions in production and provide a stable supply of products. To cope with higher raw material costs, Kobe Steel intends to raise sales prices, as well as continue its efforts to maintain profitability and implement improvements by reducing costs and increasing production efficiency.

Wholesale Power Supply
The Shinko Kobe Power Station intends to run its facilities under stable operation. As anticipated higher coal prices will lead to higher electricity unit prices, segment sales are forecast to increase in fiscal 2008, in comparison to fiscal 2007.

Aluminum & Copper
Shipments of rolled aluminum products are anticipated to be roughly the same as in fiscal 2007, owing to the continued strong demand for automotive aluminum panel material and aluminum fin stock for air conditioners. For rolled copper products, shipments are anticipated to rise in comparison to fiscal 2007, mainly for copper sheet and strip used in electronic applications.

However ingot prices, which are reflected in the sales prices, are expected to go down in comparison to fiscal 2007. As a result, segment sales are anticipated to decrease in comparison to fiscal 2007.

Machinery
Orders are anticipated to continue being strong mainly in the oil refining, petrochemical and energy fields, and therefore segment sales are anticipated to increase in comparison to fiscal 2007.

Construction Machinery
Domestic demand for hydraulic excavators is anticipated to be similar to fiscal 2007. Although housing starts are expected to improve, the export market for used machines is showing signs of softening. Overseas demand for excavators, mainly in China, is forecast to continue being robust. The crane business is expected to continue performing well worldwide. As a result, segment sales are anticipated to increase in comparison to fiscal 2007.

Real Estate
Segment sales are forecast to be similar to fiscal 2007.

Electronic Materials & Other Businesses
Shipments of target material for thin-film wiring are anticipated to go down due to competition from alternative materials. However, the testing and analysis business, for mainly the transportation and electronics sectors, is anticipated to continue being firm. As a result, segment sales are anticipated to be similar to fiscal 2007 sales.

Overall Forecast
In the Iron & Steel Segment, demand for steel products, mainly upper-end steel products, will continue to be high. Demand for steel castings and forgings and titanium products is also anticipated to be robust. A strong demand environment is projected for the Machinery segment and Construction Machinery segment. As a result, consolidated sales for the Kobe Steel Group are forecast to be higher than in fiscal 2007.

On the other hand, profits will be lower than in fiscal 2007. In addition to the steeply rising cost of raw materials, procured parts, supplies and equipment, the depreciation burden will be higher due to a change in the depreciation method of calculating the legal useful life of equipment.

As a result of these conditions, Kobe Steel's consolidated sales are anticipated to reach 2,430 billion yen. Ordinary income is expected to be 120 billion yen, and net income is projected at 65 billion yen.

In comparison to the fiscal 2008 financial targets in Kobe Steel's Medium-Term Business Plan, the current forecast projects that sales will be 530 billion yen higher, but ordinary income will be 60 billion yen lower, and net income will be 35 billion yen lower. The main factor in these differences is that escalating raw material costs will push up sales prices, which in turn will lead to higher sales. Factors affecting ordinary income and net income will be the increase in the depreciation burden due to a change in the depreciation method brought about by tax reforms and other items.

(2) Financial Position

Owing to higher account receivables from increased sales and the higher value of inventories; strategic investments to improve business competitiveness; and the implementation of blast furnace refurbishment investments for stable production, total assets at the end of the term increased 87.4 billion yen to 2,329.0 billion yen.

As for net assets, net unrealized holding gains on securities went down 39.9 billion yen due to a fall in market prices. Treasury stock increased 19.9 billion yen due to the acquisition of treasury stock based on a decision made at the board of directors' meeting on March 1, 2007. Cash dividends for retained earnings amounted to 22.7 billion yen. Net income came to 88.9 billion yen. As a result, net assets increased 11.3 billion yen to 647.7 billion yen in comparison to fiscal 2006, and the net worth ratio was 25.8%, down 0.6% from the previous year.

Income before income taxes was 153.3 billion yen with depreciation of 111.5 billion yen. Working capital increased 87.9 billion yen and cash paid for income taxes amounted to 50.3 billion yen. As a result, net cash provided by operating activities was 124.3 billion yen. Net cash used in investing activities amounted to 187.3 billion yen, after purchases of fixed assets. Net cash from financing activities amounted to 31.1billion yen, following payment of 20.3 billion yen for the purchase of treasury stock, payment of 22.6 billion yen for dividends, and an increase in borrowings.

As a result, debt increased 81.1 billion yen to 823.4 billion yen in comparison to fiscal 2006. Cash and cash equivalents decreased 31.4 billion yen to 66.6 billion yen, in comparison to fiscal 2006.

Consolidated cash flow Indicators

	FY2003	FY2004	FY2005	FY2006	FY2007
Net worth ratio	17.2%	19.9%	25.6%	26.4%	25.8%
Stockholders' equity ratio at market price	24.7%	29.6%	67.1%	66.0%	38.0%
Ratio of cash flow to interest-bearing debt	9.0	3.6	3.6	4.3	6.6
Interest coverage ratio (times)	4.1	9.3	9.0	8.5	5.9

Notes:
* Net worth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Ratio of cash flow to interest-bearing debt: Interest-bearing debt/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense

(3) Basic Policy on Profit Sharing and Dividends

Kobe Steel considers the return of profits to its shareholders as an important management issue. Taking a medium- to long-term view on business development, Kobe Steel is striving to increase the corporate value of the entire Kobe Steel Group.

In distributing its profits, Kobe Steel takes into overall consideration the financial condition of the company, trends in its business performance, future capital needs and other issues. The basis for dividend payments is continuous and stable distribution. Dividends are decided upon taking into account the company's performance for each business term, the payout ratio and other factors.

As for internal reserves, by providing necessary financing for future growth, Kobe Steel strives to improve it's profitability as well as improve and strengthen its financial condition.

Taking into consideration profit sharing based on its financial performance, Kobe Steel is aiming for a dividend payout ratio of approximately 15% to 25% of consolidated net income.

The basic policy on dividend payments is payment on a twice yearly basis in principle, with the end of the first half of the fiscal year and the end of the fiscal year stipulated as the record date under the Articles of Incorporation.

Kobe Steel shall determine the matters concerning distribution of retained earnings, etc. stipulated in each item of Article 459.1 and Article 460.1 of the Company Law, by resolution of the Board of Directors.

Dividends

With regard to the year-end dividend, Kobe Steel has decided to pay a dividend of 3.5 yen per share for the second half of the fiscal year, taking into consideration comprehensive factors including fiscal 2007 profit levels, the payout ratio, investment funds necessary for future growth, and the financial condition of the company. Combined with the interim dividend that has already been paid, the dividend for the full fiscal 2007 year is 7 yen per share.

To implement a more flexible capital policy, Kobe Steel approved at its Board of Directors' meeting held on March 1, 2007 the purchase of additional treasury stock. Between March 2, 2007 and April 18, 2007, shares were purchased from the market. The total number of shares acquired from the market during this period was 103,919,000 shares (3.34% of total issued shares). The total purchase price was 49,999,609 thousand yen.

Media Contact:
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.com

Highlights of Kobe Steel's FY2007 Consolidated Financial Results

(April 1, 2007 – March 31, 2007)

April 25, 2008

Company name:	Kobe Steel, Ltd.
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Code number:	5406
Website:	www.kobelco.com
President & CEO:	Yasuo Inubushi
General shareholders' meeting scheduled for:	June 25, 2008
Yukashoken hokokusho (Japanese annual security report) to be issued:	June 25, 2008
Dividend payments scheduled to begin:	June 4, 2008

1. FY2007 consolidated financial results (April 1, 2007 – March 31, 2008)
(in millions of yen)

(1) Consolidated financial results

	FY2007	FY2006	% change
Net sales	2,132,405	1,910,296	11.6%
Operating income	202,398	208,624	(3.0%)
Ordinary income	157,918	183,278	(13.8%)
Net income	88,923	109,668	(18.9%)
Net income per share	29.62 yen	35.36 yen	
Diluted net income per share	–	–	
Return on equity	14.9%	19.5%	
Ratio of ordinary income to total assets	6.9%	8.5%	
Ratio of operating income to net sales	9.5%	10.9%	

Equity in income of affiliates in FY2007: 12,793 million yen FY2006: 14,056 million yen

(2) Consolidated financial position

	FY2007	FY2006
Total assets	2,329,005	2,241,570
Net assets	647,797	636,431
Net worth ratio	25.8%	26.4%
Net assets per share	199.80 yen	194.46 yen

Shareholders' equity at the end of FY2007: 599,948 million yen FY2006: 592,082 million yen

(3) Consolidated cash flows

	FY2007	FY2006
Net cash provided by operating activities	124,317	172,785
Net cash used in investing activities	(187,380)	(128,557)
Net cash used in financing activities	31,155	(48,823)
Cash & cash equivalents at end of year	66,685	98,162

2. Dividends

Period	Dividend per share (yen)			Total dividend	Dividend	Net income
	Interim	Year end	Full year	Amount* (yr)	payout ratio	per share
FY2006	3.00	4.00	7.00	21,541	19.8%	3.8%
FY2007	3.50	3.50	7.00	21,053	23.6%	3.6%
FY2008 (est.)	Undetermined			–	Undetermined	–

* In millions of yen

3. Consolidated forecast for fiscal 2008 (ending March 31, 2009)

(in millions of yen)	First half	Full year
Estimated net sales	1,160,000	2,430,000
Estimated operating income	65,000	170,000
Estimated ordinary income	40,000	120,000
Estimated net income	24,000	65,000
Estimated net income per share	7.99 yen	21.64 yen

4. Other

(1) Changes in number of material subsidiaries in fiscal year
(Changes in specified subsidiaries due to changes in scope of consolidation): No

(2) Changes in accounting principles, procedures, presentation, etc. on the preparation of consolidated financial statements
- Changes due to revised accounting standards: No
- Other changes: Yes

(3) Number of issued shares

	FY 2007	FY2006
Common stock (number of issued shares)	3,115,061,100	3,115,061,100
Treasury stock (number of shares)	112,460,419	70,435,335

Explanation on the Appropriate Use of the Earnings Forecast and Other Special Items
The above forecast is based on currently available information as of today.
Actual results may differ considerably due to various changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to continuously improve its corporate value by striving to fulfill its social responsibilities to shareholders, investors, customers, employees, local communities and other stakeholders, based on the following corporate philosophy:

Kobe Steel Group Corporate Philosophy

1. We provide reliable and advanced technologies, products and services that satisfy customers.

2. We support each employee in developing his or her abilities, while respecting mutual cooperation within the Kobe Steel Group.

3. Through continuous efforts for innovative change, we aim to enhance our corporate values.

2. Financial Targets

(in billions of yen)	FY2008 Plan	FY2007 Results
Sales	About 1,900.0	2,132.4
Ordinary income	180.0 or more	157.9
Net income	100.0 or more	88.9
Return on assets (%)	5.0% or more	3.8%
Debt (interest-bearing debt)	550.0 or less	713.3
Debt, including IPP project finance	650.0 or less	823.4
Debt-to-equity ratio (times)	0.8 or less	1.3
D/E ratio including IPP project finance (times)	0.9 or less	1.4

3. Medium- to Long-Term Business Strategy

In April 2006, the Kobe Steel Group launched the Fiscal 2006-2008 Medium-Term Business Plan, a three-year plan that ends in March 2009. In the medium- to long-term future, the Group aims to build a strong corporate structure to achieve stability and growth. Major points follow below.

3.1. Expanding and creating "Only One" higher-end products

The Kobe Steel Group's original, value-added products, highly evaluated by customers, are regarded as "Only One" products. Kobe Steel intends to further expand sales of these products. By creating and growing Only One products that meet the needs of the times, Kobe Steel intends to raise the sales of upper-end products to comprise 40% of total sales at the end of fiscal 2008, in comparison to 35% at the end of fiscal 2005.

3.2. Strengthening "monozukuri" capabilities – skilled manufacturing

The Kobe Steel Group will focus on cost reduction and quality control. It will implement capital investments to further improve product functions and add value to products. Kobe Steel will also improve its research and development organization.

3.3. Strengthening the financial base

While undertaking strategic investments for sustained growth, the Kobe Steel Group plans to continue focusing on improving its financial structure. It plans to build a solid financial base resistant to changes in the business environment.

3.4. Promoting corporate social responsibility

The Kobe Steel Group will systematize CSR activities throughout the Group. The Kobe Steel Group will thoroughly carry out compliance activities, as well as focus on improving corporate governance.

3.5 Creating a positive work environment that instills pride in employees' work

For all Kobe Steel Group employees, the Kobe Steel Group plans to establish safer and more comfortable workplaces, as well as improve the working environment to support employees, who have diverse values, in developing their abilities. The Company will also further strengthen skill transference from older to younger workers and human resources development.

3.6 Strengthening group management

By integrating systems and information infrastructure and deploying the "KOBELCO" brand throughout the Group, Kobe Steel plans to nurture a strong shared unity and enhance the capabilities of the Kobe Steel Group.

4. Issues facing Kobe Steel

The Kobe Steel Group intends to build a strong, profit structure that further strengthens its business competitiveness and is responsive to market changes. Each business segment is expanding its "Only One" higher-end products and upgrading its skilled manufacturing capabilities. Kobe Steel is also strengthening its involvement in compliance and environmental conservation. In these ways, Kobe Steel is striving to earn the deep trust of all of its stakeholders. Specific issues by segment are:

Iron & Steel

For steel products, Kobe Steel intends to expand sales to domestic manufacturing industries in which stability is anticipated. The Company will also respond to growth fields such as steel castings and forgings, titanium products, and welding consumables.

The company is carrying out capital investments to strengthen its manufacturing technologies, promote energy savings and reduce costs and build a stable production system.

Aluminum & Copper

This segment is focusing management resources on the automotive and IT fields. In particular, it plans to actively develop its businesses and increase profits in the areas of aluminum disk material and aluminum forgings for suspensions. The segment will make further improvements in quality and productivity by upgrading its equipment and expanding production capacity.

Machinery

In the machinery and engineering fields, the favorable demand environment will contribute to profits. The Company is upgrading its facilities, maintaining production capacity, improving quality and reducing costs. Plans also call for strengthening the iron unit business and increasing its profitability. In the environmental business, drastically reducing costs will contribute to improved profitability. The construction machinery business plans to strengthen its overseas operations, as well as consider and implement measures to strengthen its ability to adapt to the changing business environment.

Electronic Materials

This segment plans to implement the necessary measures to keep up with the competition from alternative target materials used in LCDs. It will also develop and commercialize new products for future growth.

Consolidated Balance Sheets
(in millions of yen)

Assets	FY2007 Ended Mar. 31, 2008	FY2006 Ended Mar. 31, 2007
Current Assets		
Cash and cash equivalents	68,738	99,667
Notes and accounts receivable	380,041	332,204
Inventories	409,424	367,332
Deferred tax assets	22,514	20,695
Other	77,348	64,408
Allowance for doubtful accounts	(981)	(830)
Total current assets	957,086	883,478
Tangible fixed Assets		
Buildings and structures	294,194	294,194
Machinery and equipment	465,671	420,096
Tools, furniture and fixtures	15,356	14,905
Land	202,093	203,426
Construction in progress	49,896	72,147
Total tangible fixed assets	1,027,213	1,004,769
Intangible fixed assets		
Software and rights for using facilities	17,469	16,791
Goodwill	549	–
	18,019	16,796
Investments and other assets		
Investments in securities	232,371	246,611
Long-term loans receivable	7,117	6,335
Deferred tax assets	22,931	21,086
Other	68,084	67,609
Allowance for doubtful accounts	(3,819)	(5,112)
	326,686	336,530
Total fixed assets, investments & other assets	1,371,919	1,358,091
Total assets	2,329,005	2,241,570

Liabilities, Minority Interests, and Stockholders' Equity	FY2007 Ended Mar. 31, 2008	FY2006 Ended Mar. 31, 2007
Current liabilities		
Notes and accounts payable	488,250	492,969
Short-term borrowings	173,926	170,266
Commercial paper	110,000	–
Bonds and notes due within one year	58,236	23,284
Accounts payable - other	59,659	51,042
Income and enterprise taxes payable	26,763	21,673
Deferred tax liabilities	3,121	3,402
Provision for product warranties	7,547	6,713
Provision for environmental measures	–	276
Provision for restructuring costs	5,518	4,108
Other	154,048	146,709
Total current liabilities	1,087,071	920,445
Long-term liabilities		
Bonds and notes	214,951	233,187
Long-term borrowings	266,290	315,337
Deferred tax liabilities	16,806	36,894
Deferred tax liabilities on revaluation of land	5,359	5,371
Employees' severance and retirement benefits	44,749	46,919
Provision for environmental measures	4,423	4,247
Negative goodwill	–	214
Other	41,556	42,521
Total long-term liabilities	594,136	684,692
Total current and long-term liabilities	1,681,208	1,605,138
Net Assets		
Stockholders' equity		
Common stock	233,313	233,313
Capital surplus	83,264	83,282
Retained earnings	305,334	239,182
Treasury stock, at cost	(51,514)	(31,519)
Total stockholders' equity	570,398	524,258
Valuation and Translation Adjustments		
Net unrealized holding gains on securities	35,628	75,564
Deferred gains on hedges	4,029	2,179
Land revaluation	(4,899)	(4,899)
Foreign currency translation adjustments	(5,207)	(5,020)
Total valuation and translation adjustments	29,549	67,823
Minority interests	47,849	44,349
Total net assets	647,797	636,431
Total liabilities and net assets	2,329,005	2,241,570

Consolidated Statements of Income

(in millions of yen)

	FY2007 Ended Mar. 31, 2008	FY2006 Ended Mar. 31, 2007
Net sales	2,132,405	1,910,296
Cost of sales	(1,757,341)	(1,543,158)
Gross profit	375,063	367,138
Selling, general and administrative expenses	(172,665)	(158,513)
Operating income	202,398	208,624
Non-operating income		
Interest and dividend income	5,116	5,128
Other income	37,443	47,709
	42,559	52,837
Non-operating expenses		
Interest expense	(20,932)	(20,596)
Other expenses	(66,106)	(57,586)
	(87,039)	(78,183)
Ordinary income	157,918	183,278
Extraordinary gain		
Gain on sale of securities	2,127	–
Extraordinary loss		
Loss on business restructuring	(6,679)	–
Loss on impairment of fixed assets	–	(4,774)
Expenses for environmental measures	–	(3,128)
	(6,679)	(7,903)
Income before income taxes	153,366	175,375
Income taxes		
Current	(58,045)	(58,412)
Deferred	(1,794)	(2,976)
Minority interests in income of subsidiaries	(4,603)	(4,317)
Net income	88,923	109,668

Consolidated Statements of Changes in Net Assets (in millions of yen)

FY2006 (April 1, 2006 – March 31, 2007)

	Stockholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	233,313	83,145	157,275	(1,327)	472,405
Amount of change					
Cash dividends*			(18,673)		(18,673)
Cash dividends			(9,337)		(9,337)
Bonuses to directors			(26)		(26)
Net income			109,668		109,668
Stock swap		111		68	180
Purchase of treasury stock				(30,280)	(30,280)
Disposal of treasury stock		25		19	45
Decrease due to changes in scope of consolidation			(265)		(265)
Increase due to reversal of land revaluation			540		540
Net changes other than stockholders' equity					
Total changes	–	136	81,907	(30,191)	51,852
Balance at Mar. 31, 2007	233,313	83,282	239,182	(31,519)	524,248

	Valuation and Translation Adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains on hedges	Land revaluation	Foreign currency translation adjustments	Total valuation & translation adjustments		
Balance at Mar. 31, 2006	68,999	–	(4,358)	(7,047)	57,593	38,593	568,592
Amount of change							
Cash dividends							(18,673)
Cash dividends							(9,337)
Bonuses to directors							(26)
Net income							109,668
Stock swap							180
Acquisition of treasury stock							(30,280)
Disposal of treasury stock							45
Decrease due to changes in scope of consolidation							(265)
Increase due to reversal of land revaluation							540
Net changes other than stockholders' equity	6,565	2,179	(540)	2,026	10,230	5,756	15,986
Total changes	6,565	2,179	(540)	2,026	10,230	5,756	67,839
Balance at Mar. 31, 2007	75,564	2,179	(4,899)	(5,020)	67,823	44,349	636,431

* Appropriation of income decided at the general shareholders' meeting in June 2006

Consolidated Statements of Changes in Net Assets (in millions of yen)

FY2007 (April 1, 2007 – March 31, 2008)

	Stockholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2007	233,313	83,282	239,182	(31,519)	524,258
Amount of change					
Cash dividends			(22,731)		(22,731)
Net income			88,923		88,923
Purchase of treasury stock				(20,329)	(20,329)
Disposal of treasury stock		(17)		335	317
Decrease due to changes in scope of consolidation			(44)		(44)
Increase due to reversal of land revaluation			5		5
Net changes other than stockholders' equity					
Total changes	–	(17)	66,152	(19,994)	46,140
Balance at Mar. 31, 2008	233,313	83,264	305,334	(51,514)	570,398

	Valuation and Translation Adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains on hedges	Land revaluation	Foreign currency translation adjustments	Total valuation & translation adjustments		
Balance at Mar. 31, 2007	75,564	2,179	(4,899)	(5,020)	67,823	44,349	636,431
Amount of change							
Cash dividends							(22,731)
Net income							88,923
Acquisition of treasury stock							(20,329)
Disposal of treasury stock							317
Decrease due to changes in scope of consolidation							(44)
Increase due to reversal of land revaluation							5
Net changes other than stockholders' equity	(39,936)	1,850	(0)	(187)	(38,274)	3,499	(34,774)
Total changes	(39,936)	1,850	(0)	(187)	(38,274)	3,499	11,365
Balance at Mar. 31, 2008	35,628	4,029	(4,899)	(5,207)	29,549	47,849	647,797

Consolidated Statements of Cash Flows

(in millions of yen)

	FY2007 Ended Mar. 31, 2008	FY2006 Ended Mar. 31, 2007
Cash flows from operating activities		
Income before income taxes	153,366	175,375
Depreciation	111,514	86,686
Interest and dividend income	(5,116)	(5,128)
Interest expense	20,932	20,596
Loss (gain) on sale of securities	(2,939)	(2,841)
Equity in income of unconsolidated subsidiaries and affiliates	(12,793)	(14,056)
Loss on business restructuring	6,679	–
Increase (decrease) in provision for environmental measures	–	(1,004)
Increase (decrease) in provision for casualty loss	–	(1,429)
Loss on impairment for fixed assets	–	4,774
Loss (gain) on sale of fixed assets	(974)	–
Loss on disposal of plant and equipment	4,358	4,289
Decrease (increase) in trade receivables from customers	(32,231)	23,206
Increase in inventories	(40,056)	(54,259)
Increase (decrease) in trade payables to customers	(15,654)	39,683
Other	779	(6,767)
Subtotal	187,864	269,125
Cash received for interest and dividends	7,768	9,051
Cash paid for interest	(20,963)	(20,370)
Cash paid for income taxes	(50,352)	(85,021)
Net cash provided by operating activities	124,317	172,785
Cash flows from investing activities		
Purchase of plant, equipment and other assets	(147,124)	(123,675)
Proceeds from sale of plant, equipment and other assets	7,757	1,494
Purchase of investments in securities	(62,016)	(10,019)
Proceeds from sale of investments in securities	15,195	6,183
Decrease (increase) in short-term loans receivable	1,788	683
Long-term loans receivable	(1,262)	(339)
Proceeds from collection of long-term loans receivable	299	249
Purchase of shares of subsidiaries accompanying changes in scope of consolidation	(925)	–
Other	(1,092)	(3,132)
Net cash used in investing activities	(187,380)	(128,557)
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	3,949	(33,010)
Increase (decrease) from commercial paper	110,000	–
Proceeds from issuance of long-term debt	34,540	120,429
Repayment of long-term debt	(85,106)	(60,189)
Proceeds from issuance of bonds	40,000	61,100
Repayment of bonds	(23,276)	(68,429)
Payment for purchase of treasury stock	(20,327)	(30,261)
Payment of dividends	(22,613)	(27,762)
Other	(6,011)	(10,700)
Net cash used in financing activities	31,155	(48,823)
Effect of exchange rate changes on cash and cash equivalents	439	892
Increase (decrease) in cash and cash equivalents	(31,469)	(3,701)
Cash and cash equivalents at beginning of year	98,162	95,485
Cash and cash equivalents of newly consolidated subsidiaries	(8)	6,379
Cash and cash equivalents at end of year	66,685	98,162

Segment Information

1. By industry segment (in millions of yen)

		FY2007	FY2006
Sales to outside customers:	Iron & Steel	896,914	805,635
	Wholesale Power Supply	71,890	66,858
	Aluminum & Copper	448,655	396,180
	Machinery	297,998	274,910
	Construction Machinery	339,867	285,333
	Real Estate	35,481	33,867
	Electronic Materials & Other Businesses	41,598	47,510
	Consolidated net sales	2,132,405	1,910,296
Inter-segment sales:	Iron & Steel	26,878	25,060
	Wholesale Power Supply	–	–
	Aluminum & Copper	1,425	1,129
	Machinery	4,215	6,035
	Construction Machinery	52	49
	Real Estate	8,820	7,495
	Electronic Materials & Other Businesses	19,103	16,068
	Total	60,496	55,838
Total sales:	Iron & Steel	923,792	830,696
	Wholesale Power Supply	71,890	66,858
	Aluminum & Copper	450,081	397,309
	Machinery	302,214	280,946
	Construction Machinery	339,920	285,382
	Real Estate	44,302	41,362
	Electronic Materials & Other Businesses	60,702	63,578
	Eliminations	(60,496)	(55,838)
	Consolidated net sales	2,132,405	1,910,296
Operating costs & expenses:	Iron & Steel	831,876	736,107
	Wholesale Power Supply	53,806	48,837
	Aluminum & Copper	428,076	362,639
	Machinery	271,694	258,814
	Construction Machinery	317,081	270,580
	Real Estate	39,364	36,048
	Electronic Materials & Other Businesses	52,515	49,274
	Eliminations	(64,408)	(60,628)
	Total operating costs	1,930,006	1,701,672
Operating income:	Iron & Steel	91,916	94,589
	Wholesale Power Supply	18,083	18,021
	Aluminum & Copper	22,004	34,670
	Machinery	30,519	22,132
	Construction Machinery	22,838	14,802
	Real Estate	4,937	5,314
	Electronic Materials & Other Businesses	8,186	14,304
	Eliminations	3,911	4,790
	Consolidated operating income	202,398	208,624

2. Overseas Sales (in millions of yen)

	FY2007	% of sales	FY2006	% of sales
Asia	432,612	20.3%	344,824	18.1%
Other areas	338,932	15.9%	218,042	11.4%
Total overseas sales	771,544	36.2%	562,866	29.5%

Notes:
1. Countries and regions has been grouped by geographical proximity.
2. Asia principally includes China, Taiwan, South Korea, Thailand and Malaysia.
Other areas principally consist of North America.
2. Overseas sales consist of sales of Kobe Steel and its consolidated subsidiaries derived from countries and regions other than Japan.

Investor Information

Kobe Steel intends to publish its 2008 annual report covering fiscal 2007 by the end of August 2008. This report will be available from:

Investor Relations
Corporate Planning Department
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome,
Shinagawa-ku, Tokyo 141-8688
JAPAN.
Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973
Email www-admin@kobelco.co.jp
Website: www.kobelco.com

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Supplemental Information

1. Kobe Steel's Production & Sales

(1) Steel Products (non-consolidated)

Production & Sales Volume (in millions of metric tons)

	FY2007	FY2006
Crude steel production	8.07	7.83
Sales volume	6.86	6.58
Export ratio (value base)	23.1%	22.8%

Steel Price (in yen per metric ton)

	FY2007	FY2006
Domestic & export average	77,600	74,500

(2) Rolled Aluminum & Copper Products (non-consolidated, in thousands of metric tons)

	FY2007	FY2006
Rolled aluminum products	335	329
Rolled copper products	67	66

Sales Volume of Copper Tube (consolidated, in thousands of metric tons)

	FY2007	FY2006
Copper tube	78	81

(3) Machinery Segment Orders (consolidated, in billions of yen)

	FY2007	FY2006
Domestic	157.5	181.1
Export	182.1	127.5
Total orders	339.7	308.6

Machinery Segment Backlog of Orders (in billions of yen)

	FY2007	FY2006
Domestic	153.2	150.7
Export	224.2	155.3
Total backlog	377.5	306.1

2. Factors Affecting Pretax Ordinary Income (consolidated, in billions of yen)

	FY2007	FY2006	Amount of decrease
Ordinary Income	157.9	183.2	(25.3)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	39.5	Higher raw material prices	(21.5)
Cost reduction	11.5	Increase in fixed costs	(16.0)
Consolidated subsidiaries and equity-valued affiliates	13.0	Refurbishment of blast furnaces	(6.0)
		Change in depreciation method	(14.5)
		Effect of aluminum & copper inventory valuation	(11.0)
		Other	(20.3)
Total	64.0	Total	(89.3)

3. Extraordinary Gain & Loss (consolidated, in billions of yen)

	FY2007
Gain on sale of securities	2.1
Total extraordinary gain	2.1
Loss on business restructuring	(6.6)
Total extraordinary loss	(6.6)
Total extraordinary loss	(4.5)

4. Other

(1) Cash Flow, Debt & Debt-to-Equity Ratio (consolidated, in billions of yen)

	FY2007	FY2006
Free cash flow	(73.3)	45.0

(Excludes cash flow from project financing)

(in billions of yen)	FY2007	FY2006	FY08 1st half Forecast	FY08 Forecast
Consolidated debt	713.3	621.2	660.0	About 670.0
Consolidated D/E ratio (times)	1.3	1.2	1.1	1.1
Non-consolidated debt	619.0	519.6	560.0	560.0

(2) Exchange Rate & Effect of 1 Yen Increase on Profits (non-consolidated)

	FY2008 Est.	FY2007	FY2006
Exchange rate (1 U.S. dollar to yen)	105 yen	114 yen	117 yen
Effect of 1 yen increase on profits (millions of yen)	2,400	900	700

Steel Production and Sales Volume by Quarter (non-consolidated)

Production & Sales Volume (in millions of metric tons)

FY2006	1st half			2nd half			
	1Q	2Q	Subtotal	3Q	4Q	Subtotal	Total
Crude steel	1.88	1.92	3.80	2.04	1.99	4.03	7.83
Sales volume	1.59	1.65	3.24	1.66	1.68	3.34	6.58
Export ratio (value basis)	20.9%	24.0%	22.5%	23.1%	22.9%	23.0%	22.8%

FY2007	1st half			2nd half			
	1Q	2Q	Subtotal	3Q	4Q	Subtotal	Total
Crude steel	1.99	2.11	4.10	1.94	2.03	3.97	8.07
Sales volume	1.65	1.70	3.35	1.73	1.78	3.51	6.86
Export ratio (value basis)	23.8%	23.9%	23.8%	22.9%	22.1%	22.5%	23.1%

Sales Prices (in thousands of yen per metric ton)

FY2006	1st half			2nd half			
	1Q	2Q	Subtotal	3Q	4Q	Subtotal	Total
Domestic & overseas ave.	72.8	74.0	73.4	75.1	76.1	75.6	74.5

FY2007	1st half			2nd half			
	1Q	2Q	Subtotal	3Q	4Q	Subtotal	Total
Domestic & overseas ave.	76.5	78.4	77.4	77.6	77.8	77.7	77.6

5. Forecast for FY2008 (consolidated, in billions of yen)

	FY2008	FY08 1st half	FY2007
Sales	2,430.0	1,160.0	2,132.4
Operating income	170.0	65.0	202.3
Ordinary income	120.0	40.0	157.9
Extraordinary loss	–	–	(4.5)
Net income	65.0	24.0	88.9

6. Forecast for FY2008 by Segment (consolidated, in billions of yen)

Segment		FY2008	FY2007
Iron & Steel	Sales	1,140.0	923.7
	Operating Income	79.0	91.9
Wholesale Power Supply	Sales	85.0	71.8
	Operating Income	16.0	18.0
Aluminum & Copper	Sales	435.0	450.0
	Operating Income	8.0	22.0
Machinery	Sales	350.0	302.2
	Operating Income	30.0	30.5
Construction Machinery	Sales	395.0	339.9
	Operating Income	23.0	22.8
Real Estate	Sales	45.0	44.3
	Operating Income	4.5	4.9
Electronic Materials & Other Businesses	Sales	60.0	60.7
	Operating Income	6.5	8.1
Eliminations	Sales	(80.0)	(60.4)
	Operating Income	3.0	3.9
Total	Sales	2,430.0	2,132.4
	Operating Income	170.0	202.3

7. Factors Affecting Pretax Ordinary Income in FY2008 (consolidated, in billions of yen)

	FY2008	FY2007	Amount of decrease
Ordinary Income	120.0	157.9	(37.9)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	179.5	Higher raw material prices	(230.0)
Cost reduction	7.0	Increase in fixed costs	(20.0)
Effect of inventory valuation*	17.5	Change in method of depreciation	(9.0)
Other	17.1		
Total	221.1	Total	(259.0)

* Effect of inventory valuation: Iron & Steel +23.0, Aluminum & Copper (5.5)

-End-

The forecast in this document is based on currently available information as of today.
Actual results may differ considerably due to various changeable conditions in the future.

END